UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On December 11, 2023 Scinai Immunotherapeutics Ltd. (“Scinai”) issued a press release announcing the publication of an article titled “Nanobodies to multiple spike variants and inhalation of nanobody-containing aerosols neutralize SARS-CoV-2 in cell culture and hamsters” in the prestigious scientific journal Antiviral Research. A copy of the press release is furnished herewith as Exhibit 99.1.

On December 12, 2023 Scinai issued a press release announcing successful preclinical trial results of its innovative anti IL 17 VHH antibody (NanoAb) as a local treatment for the large and underserved population of mild to moderate plaque psoriasis. A copy of the press release is furnished herewith as Exhibit 99.2.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated December 11, 2023.
99.2	Press Release, dated December 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: December 14, 2023	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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